Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-222746) on Form S-8 of resTORbio, Inc. of our report dated March 29, 2018, with respect to the consolidated balance sheets of resTORbio, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, convertible redeemable preferred stock and stockholders (deficit) equity, and cash flows for the year ended December 31, 2017 and the period from July 5, 2016 (inception) through December 31, 2016, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of resTORbio, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 29, 2018